ROSS MILLER	Filed in the office of	Document Number
Secretary of State		20130432176-59
204 North Carson Street, Suite 1		Filing Date and Time
Carson City, Nevada 89701-4520	Ross Miller	06/28/2013 1:45 PM
(775) 684-5708	Secretary of State	Entity Number
Website: www.nvsos.gov	State of Nevada	C31088-2001

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY-DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1.	Name of corporation:

Brownie’s Marine Group, Inc.

2.	The articles have been amended as follows: (provide article numbers, if available)

Article IV of the Article of Incorporation, as amended, is hereby amended as follows:

[CONTINUED ON EXHIBIT A ATTACHED HERETO]

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: a majority

4. Effective date and time of filling: (optional) Date:   July 15, 2013    Time:   9:00am

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filling to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Amend Profit After
Revised: 8-31-11

On the date of filing of this Articles of Amendment with the Secretary of State of the State of Nevada, every ONE THOUSAND THREE HUNDRED FIFTY (1,350) issued and outstanding shares of the Corporation’s previously authorized Common Stock, par value $0.0001 per share (the “Old Common Stock”) shall be reclassified and coverted into one (1) validly issued, fully paid and nonassessable share of Common Stock, par value $0.0001 (the “New Common Stock”). Each certificate representing shares of Old Common Stock shall thereafter represent the number of shares of New Common Stock into which the shares of Old Common Stock represented by such certificate were reclassified and converted hereby; provided, however, that each person of record on July 15, 2013, holding a stock certificate or certificates that represented shares of Old Common Stock shall receive, upon surrender of stock certificate or certificates, a new certificate or certificates evidencing and representing the number of shares of New Common Stock to which such person is entitled. No cash will be paid or distributed as a result of aforementioned reverse stock split of the Corporation’s Common Stock, and no fractional shares will be issued. All fractional shares, which would otherwise be required to be issued as a result of the stock split, will be rounded up to the nearest whole share.